

COMMUNITY BANK, N.A.
Bank and trust in us.

February 15, 2012

Mr. Michael German, President
Corning Natural Gas
330 West William Street
Corning, NY 14830

Dear Mr. German:

Community Bank, N.A. (the "Bank") is pleased to advise you that the Bank has renewed the credit accommodation for Corning Natural Gas (the "Borrower") in the form of a Working Capital Line of Credit ("WC-LOC"). This commitment is subject to all of the terms and conditions contained herein.

LOAN TERMS

1. Purpose: The WC-LOC shall be used to fund working capital.

2. Amount: Under the WC-LOC, the Borrower may borrow from time to time up to an aggregate maximum amount of $7,000,000.

3. Interest Rate: Interest will be charged on outstanding principal balances at the 30-day Libor Rate, as published in the Wall Street Journal, plus 2.25% with changes to occur monthly with changes to the 30-day Libor Rate. However at no time will the interest rate go below 3.25%.

4. Interest Payments: Payments of all interest accrued on outstanding principal balances hereunder shall be due on the first day of every month.

5. Expiration: The WC-LOC shall expire February 28, 2013 unless extended in writing by the Bank. All advances under the WC-LOC shall be payable upon demand.

6. Late Charges: Payments made more than ten days after the date due shall be subject to a late payment charge equal to 5% of the payment due or $25.00, whichever is greater.

7. Prepayments: Prepayments of principal and interest may be made at any time without premium or penalty. All prepayments shall be applied first to accrued interest and then to principal.



EQUAL HOUSING
LENDER

8. <u>Collateral</u>: With respect to the WC-LOC, the Bank will require a continued first security interest in all accounts, inventory, chattel paper, documents, instruments, and general intangibles, together with a first security interest in Rabbi Trust Account #89151111309.

9. <u>Guarantees</u>: No Guaranty of the WC-LOC obligation is required to be furnished by the borrower.

GENERAL REQUIREMENTS

1. <u>Financial Statements/Reporting Requirements</u>: Subsequent to the consummation of this transaction and for so long as any indebtedness thereunder shall remain unpaid, the Borrower shall deliver to the Bank, without expense to the Bank:

   a. Annual audited financial statements and SEC form 10-K prepared by an independent certified public accountant, satisfactory to the Bank, within 120 days after the close of each fiscal year.

   b. Quarterly SEC form 10-Q financial statement within 60 days after the close of each quarter.

   c. Monthly internally prepared financial statements within 45 days of each month-end.

   d. Monthly reconciliation of accounts receivable with agings, inventory and WC-LOC borrowings in form and substance reasonably satisfactory to the Bank, within 30 days of each month-end.

   e. The Borrower will provide the Bank with such other information and allow such inspections by the Bank as the Bank may from time to time reasonably request.

2. <u>Default</u>: The maturity of all obligations of Borrower shall be accelerated upon the occurrence of an Event of Default as defined in the Loan Documents.

3. <u>Insurance</u>: The Borrower shall maintain insurance (including without limitation hazard, liability and workers' compensation) in form and amount satisfactory to the Bank. Such policies shall provide for thirty days prior written notice of cancellation to the Bank and shall name the Bank as loss payee as its interest appears.

4. <u>Organization</u>: The Borrower shall maintain its due organization and authority, and shall comply with all governmental requirements and the terms of all corporate restrictions on it.

5. <u>New Third-Party Debt</u>: The Borrower shall not incur new indebtedness after the loan closing exceeding $2,500,000 without furnishing advance notice to the Bank.

6. Financial Covenants: During the term of WC-LOC, the Borrower shall at all times maintain the following covenants and restrictions:

   a. Maintain a tangible net worth of not less than $11,000,000.00. Tangible net worth is defined as the total value of all assets excluding goodwill and intangible assets less total liabilities. Measured at fiscal year 9/30/2012 with information provided in the audited financial statement.

   b. Maintain a Debt to Tangible Net Worth ratio of less then 3.5 to 1.0. Measured at fiscal year 9/30/2012 with information provided in the audited financial statement.

   c. Maintain a debt service coverage ratio of 1.10 to 1. Measured at fiscal year 9/30/2012 with information provided in the audited financial statement. The debt service coverage ratio is defined as:

   (Net income, excluding other comprehensive income or loss, + depreciation, amortization and interest – cash dividends & distributions divided by (Current maturity of term loan debt from the prior period financial statement + interest)

7. Line Usage: It is agreed that the WC-LOC shall be used exclusively for working capital. It is further understood per the statement presented in the February 8, 2012 filing with the New York State Public Service Commission that new capital projects will be funded with 50 percent long-term debt and 50 percent equity.

8. Loan Documents: A new Line of Credit Agreement will be required to effect the line of credit renewal.

MISCELLANEOUS

1. Assignability: This commitment is not assignable and will expire in the event that it is not accepted and returned to the bank on or before February 28, 2012.

2. Fees/Costs: By acceptance of this commitment, Borrower agrees to pay all costs in connection with preparation of updated loan documents and all charges for UCC searches and filing fees.

3. Warranty: Borrower warrants that all matters, documents and instruments furnished to the Bank and upon which this commitment is based, including without limitation, financial statements, are complete and that there has been no material omission therefrom.

4. Further Actions: Borrower agrees to execute and/or deliver to us further documentation, covenants, and items as we or our counsel may reasonably require or as may become necessary to effect the consummation of this transaction.

5. <u>Contingency</u>: This commitment is contingent upon there being no detrimental or adverse change in the financial condition of the Borrower.

6. <u>Survival</u>: The terms and conditions of this letter shall survive the consummation of this transaction.

Very truly yours,

COMMUNITY BANK, N.A.

Stephen H. Rich
Vice President
Commercial Banking Team Leader

<u>ACCEPTED AND AGREED</u>:

CORNING NATURAL GAS

By:  _____ _____
     Michael German, President   Date